HOTELSBYDAY

Investment Profile
Jan 2020


12:28
HOTELSBYDAY
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FIND HOTELS

Booking App for Daytime Rooms & Amenities

PROBLEM

HOTELS ARE MASSIVELY

UNDERUTILIZED

DESPITE SIGNIFICANT

FIXED COSTS

DAYTIME VACANCIES

42%
day room vacancy

64%
meeting room vacancy

49%
hotel spa vacancy

65%
pool chair vacancy

76%
hotel gym vacancy

➔ BILLIONS UP IN SMOKE !

WASTE ON IDLE DAYROOMS ALONE:

$76bn

ANNUAL MARKET SIZE

42%

OF ALL EXISTING ROOM SUPPLY*

8.4m

OF DAILY DAY-ROOMS NOT USED

* BASED ON 36% VACANCY + EARLY CHECKOUTS 6%

Sources: STR February 2018 Room Supply and Occupancy Report

WORLD FIRST CO. SELLING ALL IDLE INVENTORY: DAY ROOMS, POOL PASSES, CABANAS, SPA, GYM…


7:40
LTE 49%
HOTELSBYDAY
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7:55
LTE 45%
Avenue Of The Arts Hotel
3350 Avenue of the Arts, Costa Mesa, California 92626
+1.917.994.6284
Avenue of the Arts Costa Mesa

HOTELS BY DAY


Verizon
4:28 PM
dayaxe.com
DAY AXE
HOTEL DAY ACCESS
Get all day access to luxury hotel amenities at SoCal's top hotels
Day Pass * Cabanas * Daybeds * VIP Chairs * Spa Passes
BROWSE NOW


Verizon
4:05 PM
dayaxe.com
DAY AXE
The Ritz-Carlton
$300

dayaxe

OFFERING MODERN EXPERIENCES


MEETINGS/EVENTS


ROOMS BY DAY


CABANAS/POOL PASS


SPA TREATMENTS

ADDED FLEXIBILITY FOR GUESTS:

- On-demand hospitality
- Affordable luxury
- Pay for what you use
- New experiences

Marketplace

ASSET OPTIMIZATION FOR HOTELS:

- Monetize idle inventory
- Upsell opportunities
- Economic CAC model
- Fight AirBnB

FOR HOTELS. EASY TO USE DISTRIBUTION PLATFORM & PROPRIETARY SOFTWARE TO MANAGE INVENTORY AND MONETIZE 24/7



DAY/AXE
Hotel Name 1
ANALYTICS
Revenues
Bookings
Customer Insight
CONTROLS
Calendar
Pass Capacity
Target Audience
JUNE 2016
Open
Block
Cancel
Save
MacBook Air

CONTROL INVENTORY
AND
BLACKOUT DAYS



DAY/AXE
Hotel Name 1
ANALYTICS
Revenues
Bookings
Customer Insight
CONTROLS
Calendar
Pass Capacity
Target Audience
ACCOUNT
Logout
Daybed
Open
Block
VIP Luxury Chair
VIP Luxury Daybed
Cancel
Save

MANAGE DYNAMIC PRICING



DAY/AXE
Hotel Name 1
ANALYTICS
Revenues
Bookings
Customer Insight
CONTROLS
Calendar
Pass Capacity
Target Audience
ACCOUNT
78
$1,638
$21,480
2.8
$280
Average Revenue Per Pass
$123
$31
$112
$20
$11
MacBook Air

VIEW REVENUE AND
GUEST INSIGHTS

STEADY GROWTH IN PARTNERSHIPS

HYATT REGENCY NEWPORT BEACH
FOUR SEASONS Hotels and Resorts
THE WESTIN
the BEVERLY HILTON
INTERCONTINENTAL
MONDRIAN
VICEROY
BACARA RESORT & SPA
Hilton LA JOLLA TORREY PINES
Fairmont
JW MARRIOTT
SLS HOTELS
LOEWS HOTELS • RESORTS
W HOTELS
THE RITZ-CARLTON
MONARCH BEACH RESORT
Le MERIDIEN
RIVIERA Palm Springs
GRAND | HYATT

OPERATING THE LARGEST BRANDS WITH 5,000+ PROPERTIES

ORGANIC GROWTH HOTEL SIGN-UPS



120
300
500
750
1040
1750 +
2015
2016
2017
2018
2019
2020 E

COMPANY HIGHLIGHTS








580K+ web visits a year

145K+ total bookings

60K+ total guests

$12M+ total GBV

1000+ hotels

300+ cities

4+ countries

~20% blended gross margins

~$50K net MRR

2019 blended CACs = $4.96*

*Blended CAC defined as total marketing costs divided by total bookings

DEMOGRAPHICS

HOTELS BY DAY

Gender


Female, 44%
Male,..

Repeats


2X +, 43%
1X, 57%

Usage


Business Prep 8%
Napping 10%
Leisure/ Daycation 29%
Early C.in/ Late C.out 14%
Layover 18%
Meetings 21%

dayaxe

Gender


Male, 28%
Female, 72%

Repeats


2X +, 12%
1X, 88%

Usage


Cabana, 24%
Spa1 4%
Pool Pass 62%

INVESTMENT PROFILE & ESTIMATED PROJECTIONS*

*Being a startup, these projections are crafted from management's analysis, based on historical data and do not take into account possible aggravating external factors that may negatively impact the business. Please be warned that past results do not guarantee future results.


2021/2025:
Est. gross sales: $127M
Est. ~16% avg gross margin
Est. Profitable @ yr.3
2015/2019:
Funding: $950k
Realized gross sales: $12M
~12% avg gross margin
WEFUNDER Crowdfunding
$0.27 M
$1.13 M
$2.68 M
$4.13 M
$4.15 M
$6 M*
$9 M*
$14 M*
$22 M*
$33 M*
$49M*
2015
2016
2017
2018
2019
2020 E
2021 E
2022 E
2023 E
2024 E
2025 E

DIVERSE TEAM



Yannis Moati
CEO

15+ years in travel industry. Introduced day-stays in US. Single handedly ran HotelsByDay for 5 years, generating $12M in GBV and reaching profitability at yr 2.

LinkedIn



Kyle Blasco
CMO

6+ years as Marketing project manager leading teams at USA based marketing agencies. Responsible for HotelsByDay's agile growth.

LinkedIn



Raul Rey
CTO

Established engineer and tech project manager for leading website applications. 2+ years CTO at HotelsByDay executing a complete tech overhaul.

LinkedIn



Tony Cheung
CFO

13+ years in financial operations, and IT implementations. Responsible for HotelsByDay's financial consolidations, collections, compliance, data analysis, financial reviews.

LinkedIn



Eddy Kaljic
B2B Sales Director

3+ years at HotelsByDay signing up over 150 hotels. Head of B2B Sales, attending industry events and evangelizing hotels to the model of day-stays.

LinkedIn



Loulu Lima
B2C Sales Director

22+ years in hotel Sales, Revenue Management, Market Management at OTAs Travelocity & Travelzoo. Leading the B2C sales sector to travel advisors. Accredited: CTA, GTA, ASTA, CCRA and Travel Leader.

LinkedIn

+ Supported by a team of 7, in Ops, Marketing & Data Analysis, Engineer, building for scalability

THANK YOU!

HOTELS BY DAY

dayaxe

"Book Your Daytime Oasis In The Middle Of The City"

WEFUNDER

"Startup Offers Bargain Priced Hotel Stays"

Forbes

"This Startup Wants You To Feel Comfortable Renting Hotel Rooms For A Few Hours"

TIME

"HotelsByDay Lets Travelers Book Day time Hotel Rooms"

TechCrunch

"No More Airport Sponge Baths: HotelsByDay"

goop

"6 Ways to Save on Entertainment"

AARP

"How These Flexible Rental Spaces Are Helping"

Entrepreneur MAGAZINE

"At Hotels, One-Day-Only Vacations"

The New York Times

"Hotels Seek Incremental Revenue With Day Rooms"

HotelNewsNow

"S8 Episode 17"

SHARK TANK

"As You Wish: 5 On-Demand Startups Deliver What You Want, When You Want it"

YAHOO! TECH

"How To Book A Hotel Room By The Hour Without Looking Shifty"

Condé Nast Traveler